

May 13, 2022

Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.
405 S. 8th Street, Ste 201
Boise, Idaho 83702

> **Re: Perpetua Resources Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 18, 2022**
> **File No. 001-39918**

Dear Ms. Largent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 35

1. Please revise your mineral resources to disclose resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K.

2. Please disclose the metallurgical recovery factor and the specific point of reference with respect to your mineral reserves as required by Item 1304(d)(1) of Regulation S-K. For example clarify if reserves are disclosed prior to deductions related to the metallurgical recovery factor and therefore disclosed as mill feed with respect to the point of reference, or disclosed at some other point of reference.

Item 15. Exhibit and Financial Statement Schedules
Exhibit 96.1, page 57

3.   Please revise your technical report summary to include the annual cash flow forecasts based on an annual production schedule for the life of the project as required by Item 601(96)(iii)(B)(19)(ii) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation